Exhibit 99.1

Sogou Announces First Quarter 2020 Results

BEIJING, China, May 18, 2020 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the first quarter, ended March 31, 2020.

First Quarter 2020 Highlights

•                      Total revenues1 were $257.3 million, a 2% increase year-over-year, or a 5% increase in RMB terms.

•                      Net loss attributable to Sogou Inc. was $31.6 million. Non-GAAP2 net loss attributable to Sogou Inc. was $31.1 million.

•                      Sogou Mobile Keyboard had 482 million DAUs (daily average users), up 9% year-over-year. As China’s largest voice recognition app, it processed up to 1.4 billion daily voice requests.

“We started 2020 with smooth operations across our core businesses despite the challenging environment during COVID-19,” said Xiaochuan Wang, CEO of Sogou. “In particular, our core Search business continued to outperform the industry in the first quarter. Thanks to the surge of user demand for reliable information and high efficiency during the pandemic, our Search and Mobile Keyboard recorded new highs in terms of traffic and user base, respectively.”

Mr. Wang added, “On top of that, we carried out a comprehensive AI-driven upgrade across our core businesses to capture the opportunities that emerged during COVID-19. In particular, our voice AI has equipped Mobile Keyboard with industry-leading voice recognition functions and further evolves it into an AI communication assistant, while also facilitated sales growth of our AI recorders despite the dampening market. With steady implementation of our strategy, we believe we will effectively navigate through the pandemic, and our long-term growth prospects remain intact.”

Joe Zhou, CFO of Sogou, said, “In the first quarter of 2020, we continued to deliver steady top-line growth despite challenges during the pandemic, while our profitability was impacted by the situation as a result of increased traffic acquisition cost. Going forward, we foresee ongoing pressure on our overall results in the second quarter as the impact of the pandemic lingers. We expect our business to resume healthy growth when the external environment normalizes post the pandemic.”

First Quarter 2020 Financial Results

Total revenues were $257.3 million, a 2% increase year-over-year.

•                      Search and search-related revenues were $237.6 million, a 1% increase year-over-year. Auction-based pay-for-click services continued to increase year-over-year, accounting for 91.0% of search and search-related revenues, compared to 87.2% in the corresponding period in 2019.

•                      Other revenues were $19.7 million, a 6% increase year-over-year. The increase was primarily due to increased revenues from sales of smart hardware products.

Cost of revenues was $217.0 million, an 18% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $181.3 million, a 27% increase year-over-year, representing 70.5% of total revenues, compared to 56.6% in the corresponding period in 2019. The increase was driven by increased traffic acquisition from third parties as users confined to their homes spent more time online during the COVID-19 outbreak.

Gross profit and non-GAAP gross profit were both $40.3 million, both a 41% decrease year-over-year.

Total operating expenses were $82.6 million, a 3% increase year-over-year.

•                      Research and development expenses were $47.0 million, a 15% increase year-over-year, representing 18.3% of total revenues, compared to 16.2% in the corresponding period in 2019. The increase was primarily attributable to an increase in personnel-related expenses.

•                      Sales and marketing expenses were $28.6 million, a 2% decrease year-over-year, representing 11.1% of total revenues, largely flat with the corresponding period in 2019.

•                      General and administrative expenses were $7.0 million, a 29% decrease year-over-year, representing 2.7% of total revenues, compared to 3.9% in the corresponding period in 2019. The decrease was primarily due to a decrease in expenses related to the Company’s non-core businesses.

Operating loss was $42.4 million, a 254% increase year-over-year, compared to a loss of $12.0 million in the corresponding period in 2019. Non-GAAP operating loss was $41.9 million, a 288% increase year-over-year, compared to a loss of $10.8 million in the corresponding period in 2019.

Other income, net was $7.2 million, compared to $8.7 million in the corresponding period in 2019. The decrease was primarily due to charitable donations of $1.9 million associated with the COVID-19 outbreak.

Income tax benefit was $1.0 million, compared to an income tax benefit of $0.2 million in the corresponding period of 2019.

Net loss attributable to Sogou Inc. was $31.6 million, compared to a net loss of $3.9 million in the corresponding period in 2019. Non-GAAP net loss attributable to Sogou Inc. was $31.1 million, compared to a net loss of $2.7 million in the corresponding period in 2019.

Both GAAP and non-GAAP basic and diluted loss per ADS was $0.08.

As of March 31, 2020, the Company had cash and cash equivalents and short-term investments of $1.2 billion, compared to $1.1 billion as of December 31, 2019. Net operating cash inflow for the first quarter of 2020 was $26.0 million. Capital expenditures for the first quarter of 2020 were $3.8 million.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2020 had been the same as it was in the first quarter of 2019, or RMB 6.74=$1.00, total revenues in the first quarter of 2020 would have been 266.2 million, or $9.0 million more than GAAP total revenues, and up 5% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Business Outlook

For the second quarter of 2020, Sogou expects total revenues to be in the range of $260 million to $280 million, representing a decrease of 8% to 14% year-over-year, or a decrease of 4% to 11% year-over-year in RMB terms. In developing this guidance, the Company has considered the expected continued impact of the COVID-19 outbreak and resulting contraction of the Chinese economy, as well as other challenges in the macro environment and the online advertising industry. The guidance represents the Company’s current and preliminary view, which is subject to substantial uncertainty, particularly as to the status and impact of the COVID-19 pandemic in China and worldwide.

For the second quarter 2020 guidance, the Company has adopted a presumed exchange rate of RMB7.07 = $1.00, as compared with the actual exchange rate of approximately RMB6.82 = $1.00 for the second quarter of 2019, and RMB6.98 = $1.00 for the first quarter of 2020.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search; and the effects of the COVID-19 virus on the economy in China generally and on our business in particular. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 21, 2020, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 6:30 am U.S. Eastern Time, (6:30 pm Beijing/Hong Kong time) on May 18, 2020, following this quarterly results announcement.

The dial-in details for the live conference call are:

U.S. Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Hong Kong Local Toll:	+852-580-81995
International:	+1-412-317-6061
Passcode:	0996007

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until May 25, 2020:

International:	+1-412-317-0088
Passcode:	10143626

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Yadan Ouyang

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
Revenues:
Search and search-related advertising revenues	$237,610	$274,610	$234,177
Other revenues	19,674	26,413	18,545
Total revenues	257,284	301,023	252,722
Cost of revenues (1)	217,024	168,657	184,654
Gross profit	40,260	132,366	68,068
Operating expenses:
Research and development (1)	47,023	48,725	41,037
Sales and marketing (1)	28,597	34,926	29,196
General and administrative (1)	6,997	11,300	9,816
Total operating expenses	82,617	94,951	80,049
Operating (loss)/income	(42,357)	37,415	(11,981)
Interest income	744	540	1,371
Foreign currency exchange gain/(loss) (2)	1,730	(1,540)	(2,196)
Other income, net	7,212	527	8,735
(loss)/Income before income tax expenses	(32,671)	36,942	(4,071)
Income tax (benefit)/expenses	(962)	1,953	(213)
Net (loss)/income	(31,709)	34,989	(3,858)
Less: Net loss attributable to noncontrolling interest shareholders	(93)	—	—
Net (loss)/income attributable to Sogou Inc.	$(31,616)	$34,989	$(3,858)
Weighted average number of ordinary shares outstanding—basic	382,141	385,586	391,379
Weighted average number of ordinary shares outstanding—diluted	382,141	391,356	391,379
Net (loss)/income per ordinary share—basic	$(0.08)	$0.09	$(0.01)
Net (loss)/income per ordinary share—diluted	$(0.08)	$0.09	$(0.01)
Net (loss)/income per ADS—basic	$(0.08)	$0.09	$(0.01)
Net (loss)/income per ADS—diluted	$(0.08)	$0.09	$(0.01)

(1) Share-based compensation expense included in:
Cost of revenues	$77	$255	$27
Research and development	613	2,602	858
Sales and marketing	(379)	797	168
General and administrative	166	383	141
	$477	$4,037	$1,194

(2) Foreign currency exchange gain/(loss), mainly arising from our cross-border RMB-denominated intragroup loans, is a result of depreciation or appreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$263,500	$142,464
Short-term investments	886,865	995,350
Restricted cash	5,705	5,370
Account and financing receivables, net	119,035	131,813
Prepaid and other current assets	32,405	26,888
Due from related parties	2,132	$2,837
Total current assets	1,309,642	1,304,722
Long-term investments, net	72,117	$63,345
Fixed assets, net	100,016	110,006
Goodwill	6,011	5,534
Intangible assets, net	1,337	1,514
Deferred tax assets, net	16,055	16,306
Other assets	44,110	$20,975
Total assets	$1,549,288	1,522,402
LIABILITIES
Current liabilities:
Accounts payable	$176,629	$111,587
Accrued and other short-term liabilities	152,690	150,275
Receipts in advance	64,439	67,902
Accrued salary and benefits	13,493	24,167
Taxes payable	69,995	76,688
Due to related parties	37,567	22,594
Total current liabilities	514,813	453,213
Long-term liabilities	19,161	5,686
Total liabilities	$533,974	$458,899

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,014,857	1,063,503
Non-controlling interest	457	—
Total shareholders’ equity	1,015,314	1,063,503
Total liabilities and shareholders’ equity	$1,549,288	1,522,402

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2020			Three Months Ended Dec 31, 2019			Three Months Ended Mar 31, 2019
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
Gross profit	$40,260	$77	$40,337	$132,366	$255	$132,621	$68,068	$27	$68,095

Gross margin	16%		16%	44%		44%	27%		27%

Operating expenses	$82,617	$(400)	$82,217	$94,951	$(3,782)	$91,169	$80,049	$(1,167)	$78,882

Operating (loss)/income	$(42,357)	$477	$(41,880)	$37,415	$4,037	$41,452	$(11,981)	$1,194	$(10,787)

Operating margin	-16%		-16%	12%		14%	-5%		-4%

Income tax (benefit)/expenses	$(962)	$—	$(962)	$1,953	$—	$1,953	$(213)	$—	$(213)

Net (loss)/income before non-controlling interest	$(31,709)	$477	$(31,232)	$34,989	$4,037	$39,026	$(3,858)	$1,194	$(2,664)

Net (loss)/income attributable to Sogou Inc.	$(31,616)	$477	$(31,139)	$34,989	$4,037	$39,026	$(3,858)	$1,194	$(2,664)

Net margin attributable to Sogou Inc.	-12%		-12%	12%		13%	-2%		-1%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.